

March 25, 2014

<u>Via Email</u>
Gordon Scott Venters
President
The Movie Studio, Inc.
530 North Federal Highway
Ft. Lauderdale, Florida 33301

>   **Re: The Movie Studio, Inc.**
>   **Item 4.01 8-K**
>   **Filed March 17, 2013**
>   **File No. 000-30800**

Dear Mr. Venters:

        We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                                Sincerely,

                                                /s/ Heather Clark

                                                Heather Clark
                                                Staff Accountant